

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2006

<u>**Via U.S. Mail and Fax (210-496-3232)**</u>
Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East
Suite 250
San Antonio, TX 78232

   Re: The Exploration Company of Delaware, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 16, 2006
     File No. 0-09120

Dear Mr. Stark:

   We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations
2005 Asset Sale, page 22

1.   We note your asset sale and pre-tax gain of $24.5 million. Tell us and disclose
       more specifically how you accounted for this transaction, including the
       calculation of your pre-tax gain. Please reference the applicable accounting
       literature used, and tell us your consideration of paragraphs 42 – 47 of SFAS No.
       19.

Sources and Uses of Cash for the Year Ended December 31, 2005, page 25

2.   We note your disclosure related to adjusted cash provided by operating activities,
       2005 cash available, and 2005 cash utilized. Please revise your presentation to
       provide the disclosures required under Item 10 of Regulation S-K for non-GAAP
       measures.

2005 Acquisitions, page 25

3.   Tell us and disclose more specifically how you accounted for the February 2005
       acquisition. We note the acquisition was an exchange of interests. Tell us how
       you determined the valuation and if the value of the exchanged interests was
       equivalent.

Note M – Oil and Gas Producing Activities and Properties, page F-21

4.   We note your subtotal for future net cash flows. In your response letter to us dated
       July 25, 2005, you agreed to remove this subtotal in future filings. The response
       letter was issued in relation to our review of your Form 10-K for the fiscal year
       ended December 31, 2004. Please revise your presentation to remove this
       subtotal.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk, Staff Accountant at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant